

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 17, 2016

Scott Woodrow
President and Chief Executive Officer
ehāve, Inc.
250 University Avenue, Suite 200
Toronto, ON M5H 3E5
Canada

Re: ehāve, Inc. (formerly 2304101 Ontario Inc.)
Amendment No. 4 to Registration Statement on Form F-1
Filed January 28, 2016
File No. 333-207107

Dear Mr. Woodrow:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Financial Statements, page F-2

1.   We note that your audited financial statements are over 12 months at the time of your filing. Please note that the audited financial statements in initial public offerings must be no more than 12 months old at the time of filing and upon the effectiveness of the registration statement. We refer you to Item 8.A.4 of Form 20-F and Item 4.a of Form F-1. Please revise accordingly.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC